CLEARLY CANADIAN SIGNIFICANTLY IMPROVES FINANCIAL POSITION

VANCOUVER, B.C., July 25, 2006 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) is pleased to announce that on the heels of its recent financings and settlement of outstanding litigation, it is now, aside from regular trade payables, effectively debt free and has increased its current cash position to more than US $5.3 million.

Brent Lokash, President of Clearly Canadian stated, “We now have a very strong financial foundation which could accelerate our efforts towards broadening distribution, increasing availability of our product lines, exploring all profitable alternatives related to our brand name and implementing our stated strategic initiatives.”

The litigation which the Company has settled relates to the majority portion of a claim surrounding its subsidiary, Blue Mountain Springs Ltd (Blue Mountain). This litigation was commenced in 1997 and involved, in part, a claim against the Company and Blue Mountain to repay an outstanding CDN $1.75 million debt owed by the Company to the former owners of Blue Mountain. The Company had withheld payment of this debt in order to set off a claim against the Company made in connection with the Company’s purchase of Blue Mountain. At the time of settlement, the former owners of Blue Mountain were claiming the Company owed them approximately CDN $3.0 million, comprised mostly of the principal and interest on the outstanding debt.

This settlement allows the Company to retire the CDN $1.75 million debt currently on its balance sheet. In consideration, the Company has issued 624,314 common shares and warrants to purchase 100,000 common shares at $2.00 per share. The right to sell these common shares will vest in six traunches over a three year period.

Continued Lokash, “This settlement represents a great accomplishment for the Company. For almost 10 years, valuable monetary and human resources of the Company have been diverted to deal with this litigation. This settlement allows the Company to extinguish a significant debt for less than is being claimed against the Company and allows the new management team to focus on the positive aspects of developing new business and products.”

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s belief that a strong financial foundation could accelerate its efforts towards broadening distribution, increasing availability of its product lines, exploring all profitable alternatives related to its brand name, developing new business and product lines and implementing its stated strategic initiatives. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For Investor Relations contact:
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

For Marketing contact:
Email: smanson@clearly.ca
Tel: 1 (604) 742-5314